September 13, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-3561

Attention:	John Hartz, Senior Assistant Chief Accountant

Re:	U.S. Concrete, Inc.
Response to SEC Staff Comments sent by facsimile on August 25, 2006

Ladies and Gentlemen:

                    U.S. Concrete, Inc. (the “Company”) is transmitting for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), by letter dated August 25, 2006, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (File No. 0-26025).

                    The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company.  The Company is separately transmitting certain supplemental documents labeled Exhibits A and B and, pursuant to Rule 83 of the Commission’s Rules of Practice, is requesting confidential treatment for the information contained in Exhibits A and B under the Freedom of Information Act.  The information subject to the confidential treatment request is not a part of this EDGAR submission.

                    Please contact the undersigned at (713) 499-6200, with any questions or comments you may have regarding the enclosed.

Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President & Chief Financial Officer

September 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-3561

ATTN:	John Hartz, Senior Assistant Chief Accountant

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
File No. 0-26025

Dear Mr. Hartz:

                U.S. Concrete, Inc., (the “Company”) hereby provides the response of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 25, 2006.  To assist in your review, we have repeated the Staff’s comment below and have numbered the Company’s response to correspond with the Staff’s comment.

Form 10-K for the Year ended December 31, 2005

1.

We have read your response to comment 3, and we appreciate the additional information concerning how you monitor your business.  According to your response, you do not separately track or report the profitability or other potentially key performance measures by product or service.

In your recent quarterly report, you disclosed that the increase in sales for the six months ended June 30, 2006, was primarily attributable to a 31.5% increase in ready-mix concrete sales volume, a 13.2% increase in precast and other sales and a 6.1% increase in the average sales price of ready-mix concrete.  We also note your disclosures describing how the activity levels affect the demands for your products and your operating margins.  We also note that you undertook a reorganization of your precast concrete operations in Northern California last year which you expect to have a positive impact on profitability.

Based on these disclosures and other recent disclosures it appears that the chief operating decision maker is provided with revenue and operating performance data by type of product.  We also assume that information concerning the revenues and operating performance of your products would be an integral aspect of your internal control structure.

In order for us to better understand your view, please provide us with all of the reports provided, including information concerning products and services, to the CODM, showing the results of operations on a year-to-date basis for 2003, 2004, and 2005 fiscal years.

RESPONSE TO COMMENT 1:

               As previously noted, U.S. Concrete’s business is managed through six distinct operating units on a geographical basis.  Each of these operating units provide one or more products or services to the markets that they serve (as more readily indicated in Exhibit A to our previous response to the Staff’s comments dated August 10, 2006).

               Each month, our Chief Operating Decision Maker (“CODM”) is provided a financial report by operating unit indicating profitability and other key operational statistics for each unit.  Management utilizes this report in monitoring each operating unit and its respective unit manager, assessing profitability, and allocating resources among the respective operating units.  This report is also utilized to present operating results by unit to our board of directors on a quarterly basis and is the basis for our financial reporting to the investing public.  As requested, this report is included as Exhibit A to this response and includes revenues and operating performance for the fiscal periods ending December 31, 2005, 2004 and 2003.

               In addition, a similar supplementary monthly report is provided to the CODM which provides additional operational analysis information (on a cubic yard basis) with respect to our ready-mixed concrete operations.  Our CODM utilizes this report to assist in understanding consolidated cost variances on a per cubic yard of ready-mixed concrete delivered basis for our ready-mixed concrete business, as certain costs generally vary in direct proportion to the volume of ready-mixed concrete delivered in a particular period and can be more easily analyzed in this manner (see columns “Cy/CY”, “By/Cy”, and “Py/Cy” of Exhibit B).  This report is not utilized by management to determine the profitability of either (a) the operating units, or (b) any product line due to the fact that the income statement is not reliable.   The reliability of this report is primarily affected by the allocation of overhead and certain other indirect costs which are generally captured at the operating unit level.  While these costs are shown in this report, they would have to be allocated in a different manner to attribute costs to specific products or services.  This report has been provided as Exhibit B to this response and includes information for the fiscal periods ending December 31, 2005, 2004 and 2003.

               As you will see from your review of Exhibit A, while there are no profitability measures by product or service, the aforementioned operational statistics (such as average price per cubic yard and volume information) are included in the report and form the basis of our discussion and analysis of the Company’s business in its public reporting.  An example of this is the “Precast and other sales” reference in our most recent report on Form 10-Q.  Precast and other sales are represented by the “Other” sales line at the top of the report in Exhibit A.  While sales are reported on this basis, the costs related to these sales are not reported separately in our consolidated reports such that profitability can be determined separately either in the aggregate for “Precast and other sales” or on an individual product line basis.  Additional information for disclosure, such as the restructuring of our precast concrete operations in northern California, were derived from discussion with management of the operating unit rather than a review of either of the reports provided as Exhibits A and B to this response.

               In summary, U.S. Concrete’s management believes that, based upon its operations and its internal reporting, the Company’s reporting is appropriate under Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and is also consistent with the current discussion of its business in its most recently filed reports on Form 10-K and 10-Q, as well as discussions of its business with its investors.

               Please contact the undersigned with any questions concerning this letter at (713) 499-6200.  In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President and
Chief Financial Officer
U.S. Concrete, Inc.

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY U.S. CONCRETE, INC. PURSUANT TO 17 C.F.R. 200.83

September 13, 2006

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention:  John Hartz, Senior Assistant Chief Accountant

Re:	U.S. Concrete, Inc.
Response to SEC Staff Comments sent by facsimile on August 25, 2006 and Confidential Treatment Request

Ladies and Gentlemen:

                 U.S. Concrete, Inc. (the “Company”) is providing materials being submitted to the Securities and Exchange Commission (the “Commission”) in response to comments of the Staff of the Division of Corporation Finance sent by letter dated August 25, 2006, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (File No. 0-26025).

                 We are providing three copies of the Company’s response to the comments of the Staff, including certain documents, labeled Exhibits A and B, that are being provided as supplemental information in response to comment 1; these exhibits are subject to a confidential treatment request under Rule 83 of the Commission’s Rules of Practice.  Accordingly, the EDGAR submission of our comment response does not contain this supplemental information.  We hereby request that the Staff return the supplemental information to the undersigned in the enclosed self-addressed package after completing its review.  We believe the return of this information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).

                 If any member of the Staff has any questions relating to this submission, please call Robert D. Hardy at (713) 499-6200.

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FOIA Confidential Treatment Request

                 Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of this submission and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552).  Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83.  The portion of the Submission for which confidential treatment is requested is labeled as Exhibits A and B.

                 All of the pages of the submission being hand-delivered to the Staff (and therefore containing the confidential portion) have been marked with a legend substantially similar to the following:  “Confidential Treatment Requested by U. S. Concrete, Inc.”

                 In addition to its request for confidential treatment of the above-referenced portion of the submission, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).

                 A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the Commission.

                 Thank you for your attention to this matter.

U. S. CONCRETE, INC.

By:	/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President and Chief Financial Officer

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FOIA CONFIDENTIAL TREATMENT REQUESTED
BY U. S. CONCRETE, INC.

cc (without attachments):

Securities and Exchange Commission
Office of FOIA and Privacy Act Operations
100 F Street NE
Mail Stop 5100
Washington, DC 20549